04001403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital West Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 North Robinson Avenue, Suite 200
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Hintze 405-235-5714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

211 North Robinson Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert O. McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital West Securities, Inc. (the "Company"), as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman and Chief Executive Officer

Title

Althea R. Roberts

Notary Public

ALTHEA R. ROBERTS
Oklahoma County
Notary Public in and for
State of Oklahoma
My commission expires July 9, 2005.

NOTARY SEAL PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of financial condition and report of independent certified public accountants and supplementary report on internal control

Capital West Securities, Inc. (a wholly owned subsidiary of Affinity Holding Corp.)

(SEC I.D. NO. 8-48259)

December 31, 2003

Filed in accordance with Rule 17a-5(e)(3)

Under the Securities Exchange Act of 1934

As a PUBLIC DOCUMENT

CONTENTS

Report of Independent Certified Public Accountants

Board of Directors and Stockholder
Capital West Securities, Inc.

We have audited the accompanying statement of financial condition of Capital West Securities, Inc. (a wholly owned subsidiary of Affinity Holding Corp.) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital West Securities, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Oklahoma City, Oklahoma
January 30, 2004

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 728,714
RECEIVABLE FROM CLEARING ORGANIZATION	912,346
SECURITIES OWNED - AT MARKET, pledged to clearing organization	766,534
ACCRUED INTEREST RECEIVABLE	15,688
FURNITURE AND EQUIPMENT, net	40,293
GOODWILL, net	90,203
DEFERRED TAX ASSET	27,912
OTHER ASSETS	112,973
	$2,694,663

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued liabilities and payables	$ 479,958
Payable to clearing organization	766,534
Income tax payable	50,162
Total liabilities	1,296,654
COMMITMENTS AND CONTINGENCIES (note G)	-
STOCKHOLDER'S EQUITY	
Common stock - $.01 par value; authorized, issued and outstanding, 3,000,000 shares	30,000
Additional paid-in capital	662,022
Retained earnings	705,987
	1,398,009
	$2,694,663

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2003

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES

Capital West Securities, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"). The Company is wholly owned by Affinity Holding Corp. (the "Parent").

The Company operates as an introducing broker-dealer on a fully disclosed basis and offers its clients, individual and institutional investors, a variety of products and services. The Company also offers investment banking and municipal finance services. The Company's operations are primarily in Oklahoma and Texas.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and reflect industry practices. The following represents the more significant of those policies and practices.

1. Basis of Presentation

In preparing its statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash and cash equivalents. The Company maintains its cash in accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in cash and cash equivalents and believes it is not exposed to any significant risks. At December 31, 2003, cash and cash equivalents include $211,895 invested in money market accounts with the clearing organization.

3. Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled.

4. Securities Owned

Securities owned consist substantially of tax-exempt securities which are carried at fair value, based on published quotations. For securities with fair values not readily available through market sources, management estimates fair value based on quoted market prices of similar instruments.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

5. Furniture and Equipment

Furniture and equipment include office furniture, computer software and office equipment. Depreciation is calculated under an accelerated method using estimated useful lives of three, five and seven years. Accumulated depreciation on furniture and equipment was $530,308 at December 31, 2003.

The Company reviews the carrying value of long-lived assets used in operations when changes in events or circumstances indicate the asset might have become impaired. The review is based on comparing the carrying amount of the assets to the undiscounted estimated cash flows over the remaining useful lives. If this review indicates that an asset has been impaired, the Company records a charge to operations to reduce the asset's carrying value to fair value, which is based on estimated discounted cash flows.

6. Goodwill

In 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") 142, *Goodwill and Other Intangible Assets.* SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that goodwill and intangibles with indefinite lives no longer be amortized, but instead be periodically reviewed for impairment. The Company adopted SFAS 142 effective January 1, 2002 and, accordingly, has not recorded any amortization of goodwill. During 2003, no impairment of goodwill has occurred.

7. Income Taxes

The Company is included in the Parent's consolidated federal and state income tax returns. Income taxes have been computed separately for the Company under the provisions of SFAS 109.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

8. Stock-Based Compensation Plans

The Parent of the Company has stock-based employee compensation plans, which are described more fully in Note D to the financial statements. Since these plans are indexed to the Parent's common stock and the Parent's only activity relates to its investment in the Company, any activity in these plans is accounted for and disclosed in the statement of financial condition of the Company. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Compensation is recognized only when the fair value of the underlying stock exceeds the exercise price at the date of grant.

The Parent of the Company has an employee stock ownership plan ("ESOP") that is accounted for in accordance with Statement of Position 93-6. As such, the Company reports compensation expense based on the fair value of shares contributed to or cash contributed to the ESOP.

9. Rule 15c3-3

The Company is exempt from Rule 15c3-3 under the provision of subsection (k)(2)(ii). Under this exemption, the *Computation for Determining Reserves Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

At December 31, 2003, the Company had an aggregate indebtedness to net capital ratio of .49 to 1, with net capital of $1,088,985, which was $838,985 in excess of its required net capital of $250,000.

NOTE C - INCOME TAXES

The Company has a deferred tax asset of $27,912 at December 31, 2003. This deferred tax asset is due to differences between vacation and sick leave accruals and furniture and equipment basis for financial and tax reporting purposes and nondeductible compensation expense recorded for stock options granted.

NOTE D - EMPLOYEE BENEFITS

The Company has a 401(k) plan covering substantially all employees. The plan permits employer matching contributions as determined by the Company's board of directors, not to exceed 6% of each participant's eligible compensation.

In October 2003, the Parent finalized a four-year stock option agreement with certain employees of the Company whereby employees were provided an option (fully vested at the time of grant) to purchase 23,000 shares of the Parent's common stock at an exercise price of $3.00 per share. In the opinion of management, the price per share at the date of grant approximated the fair market value of the stock. As of December 31, 2003, no options have been exercised or forfeited under this agreement.

In addition, in December 2003, the Parent finalized a four-year stock option agreement with two key employees of the Company whereby the employees were provided an option (fully vested at the time of grant) to purchase 20,000 shares each of the Parent's common stock at an exercise price of $1.00 per share. In the opinion of management, the price per share at the date of grant was lower than the fair market value of the stock, resulting in compensation expense for the year ended December 31, 2003 of approximately $79,000 to the Company and a contribution from its Parent of approximately $79,000 at December 31, 2003.

The following summarizes information concerning options outstanding under the plan for the year ended December 31, 2003:

	Shares	Weighted average exercise price
Outstanding at beginning of year	-	$ -
Granted	63,000	1.73
Exercised	-	-
Forfeited	-	-
Outstanding at end of year	63,000	$1.73
Options exercisable at year-end	63,000	-

NOTE D - EMPLOYEE BENEFITS - CONTINUED

The following summarizes information about stock options outstanding and exercisable under the plan at December 31, 2003:

	Options outstanding			
	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Fair value of option
Exercise price				
$1.00	40,000	4	$1.00	$2.06
$3.00	23,000	3.8	$3.00	$0.25

During 2002, the Parent implemented an employee stock ownership plan ("the Plan"). The Plan provides for the Parent to make contributions in either cash or common stock of the Parent on a discretionary basis. Company employees or directors who are 21 years of age or older and have completed one year of service are eligible to participate in the Plan. The Plan is administered by the board of directors of the Parent and contributions of approximately $114,500 made by the Company on behalf of the Parent are included in compensation expense for the year ended December 31, 2003. As of December 31, 2003, 38,545 shares of the Parent's common stock that was purchased during 2003 have been allocated and the estimated fair value of unvested shares is approximately $9,400.

NOTE E - RELATED PARTY TRANSACTIONS

During 2003, the Parent made a cash contribution to the Company of $14,500 and two noncash contributions consisting of furniture and equipment, less associated liabilities and issuance of stock options (see Note D). The Company recorded the noncash contribution of furniture and equipment at the Parent's historical cost as follows:

Furniture and equipment	$113,124
Less liabilities assumed	26,179
Net contribution	$ 86,945

Shortly after the contribution, the Company retired the liabilities assumed.

NOTE F - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following disclosures of the estimated fair value of financial instruments are made in accordance with the requirements of SFAS 107, *Disclosures About Fair Value of Financial Instruments.* The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. At December 31, 2003, the carrying amount of all financial instruments as reflected on the statement of financial condition was the same as their estimated fair value.

For cash and cash equivalents and receivable from and payable to clearing organization, the carrying amount is a reasonable estimate of fair value as such amounts are payable or receivable on demand or generally within five days.

Securities owned are carried at fair value.

The fair value estimates are based on pertinent information available to management at December 31, 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been significantly revalued for purposes of this statement of financial condition since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company leases certain office space and data information equipment under operating leases. Future minimum rental payments at December 31, 2003 are as follows:

Year ending December 31	
2004	$231,231
2005	16,528
	$247,759

The Company is subject to market and credit risk in connection with securities transactions. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Company controls this risk by monitoring the market value of securities on a daily basis.

NOTE G - COMMITMENTS AND CONTINGENCIES - CONTINUED

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses. The Company monitors its customer activity by reviewing information it receives from its clearing organization on a daily basis, requiring customers to deposit additional collateral or reducing positions when necessary.

In the normal course of business, the Company enters into when-issued and underwriting commitments. There was $35,000 relating to such commitments open at December 31, 2003, which cleared subsequent to year-end. No new commitments arose up to January 30, 2004, the date of our report.

On November 14, 2003, the Company was notified that it was named as a defendant to a case filed in the District Court of Pontotoc County, State of Oklahoma through an amended petition. The original petition was filed against the defendants to recoup approximately $1,000,000 that was allegedly embezzled by the plaintiff's employee. The plaintiff's claim against the Company is based on the negligence theory and has not specified the dollar amount it is seeking from the Company, other than it exceeds $10,000. On December 9, 2003, the Company filed a motion to dismiss or, in the alternative, compel arbitration that was heard on January 26, 2004. A ruling on this hearing has not been issued. Although the ultimate resolution is uncertain, management believes it has a well-founded defense and the claims are without merit.

In the normal course of business, there are additional legal actions and proceedings pending against the Company. In management's opinion, after consultations with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

SUPPLEMENTARY INFORMATION

Accountants and Business Advisors

January 30, 2004

Board of Directors
Capital West Securities, Inc.

In planning and performing our audit of the statement of financial condition of Capital West Securities, Inc. (the "Company") (a wholly owned subsidiary of Affinity Holding Corp.) for the year ended December 31, 2003 (on which we issued our report dated January 30, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Grant Thornton LLP

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com